UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING HELD SEPTEMBER 25, 2012

Guadalajara, Jalisco, Mexico, September 26, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today that the following resolutions were adopted at the General Extraordinary Shareholders Meeting held September 25, 2012:

“FIRST - Approval of the Company’s Shareholders’ Equity in the amount of Ps. 25,921,938,014.00 (TWENTY FIVE BILLION NINE HUNDRED AND TWENTY ONE MILLION NINE HUNDRED AND THIRTY EIGHT THOUSAND AND FOURTEEN PESOS), an amount that is derived from the unaudited financial statements of the Company for the period ended June 30, 2012, prepared in accordance with International Financial Reporting Standards, for purposes of calculating the reduction of the Company’s capital stock.”

“SECOND - Approval of a reduction in the amount of the Company’s fixed capital stock proportionally between the historical value of the capital stock and the value of the amount as adjusted for inflation through December 31, 2007, for a total amount of Ps. 870,000,000.00 (EIGHT HUNDRED AND SEVENTY MILLION PESOS) payable in cash in a proportional manner among the number of shares outstanding representing the Company’s capital stock on a date no later than October 3, 2012.  Of the total capital reduction amount, Ps. 572,501,369.00 (FIVE HUNDRED AND SEVENTY TWO MILLION FIVE HUNDRED AND ONE THOUSAND THREE HUNDRED AND SIXTY NINE PESOS) will correspond to the reduction in the historical value of the capital stock and Ps. 297,498,631.00 (TWO HUNDRED AND NINETY SEVEN MILLION FOUR HUNDRED AND NINETY EIGHT THOUSAND SIX HUNDRED AND THIRTY ONE PESOS) corresponds to the value of the inflation adjustment through December 31, 2007.”

“THIRD – Approval of the modification of Article 6 of the Company’s By-Laws to reduce the fixed portion of the Company’s capital stock by Ps. 572,501,369.00 (FIVE HUNDRED AND SEVENTY TWO MILLION FIVE HUNDRED AND ONE THOUSAND THREE HUNDRED AND SIXTY NINE PESOS) to remain at Ps. 15,447,321,750.00 (FIFTEEN BILLION FOUR HUNDRED AND FORTY SEVEN MILLION THREE HUNDRED AND TWENTY ONE THOUSAND SEVEN HUNDRED AND FIFTY PESOS).”

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates:  http://twitter.com/aeropuertosGAP

As a result of the approval of this resolution, the text of the first paragraph of Article 6 of the Company’s By-Laws is amended as follows:

“ARTICLE SIX – Capital Stock – The Company’s capital stock will be variable.  The minimum fixed capital is Ps. 15,447,321,750.00 (FIFTEEN BILLION, FOUR HUNDRED FORTY SEVEN MILLION, THREE HUNDRED AND TWENTY-ONE THOUSAND SEVEN HUNDRED AND FIFTY PESOS), comprised of 561,000,000 (FIVE HUNDRED SIXTY ONE MILLION) ordinary, nominative, Class I shares with no par value, fully subscribed and paid in.  The variable portion of the capital stock, if any, will be comprised of ordinary, nominative, Class II shares with no par value and will have such other characteristics as determined by the Shareholders’ Meeting that approves their issuance…”

“FOURTH – The release of responsibility for members of the Board of Directors who performed their functions for the Company through April 16, 2012 was not approved.  This was due to the fact that although the Shareholders’ Meeting initially believed that it had received the necessary number of votes in favor to approve the meeting agenda’s fourth item, after reviewing the vote count, it was confirmed that the Shareholders’ Meeting did not have the necessary votes to approve this item. Only 128,400,898 shares represented at this Shareholders’ Meeting voted in favor of the item while 183,517,586 shares voted against the approval of the item and 41,264,275 shares abstained from voting.

Based on the above vote outcome, item Four of the General Extraordinary Shareholders’ Meeting agenda was not approved.

***

Press Release	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 3 of 3

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: September 27, 2012